UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
§ 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)*

Dover Motorsports, Inc.

(Name of Issuer)

$.10 Par Value Common Stock

(Title of Class of Securities)

260174 10 7

(CUSIP Number)

Henry B. Tippie

c/o Dover Motorsports, Inc.,

1131 North DuPont Highway, Dover, DE 19901 (302) 883-6500

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 8, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or, 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

DOVER MOTORSPORTS, INC.

CUSIP No. 260174 10 7	13D	Page 2 of 4 Pages

	(1)	Names of Reporting Persons
Henry B. Tippie

	(2)	Check the Appropriate Box if a Member of a Group

(a) ☐

(b) ☐

	(3)	SEC Use Only

	(4)	Source of Funds
N/A

	(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

	(6)	Citizenship or Place of Organization
United States

	(7)	Sole Voting Power
Number of Shares Beneficially Owned by Each Reporting Person With:		12,500,000

	(8)	Shared Voting Power
235,000

	(9)	Sole Dispositive Power
12,500,000

	(10)	Shared Dispositive Power
235,000

	(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
12,735,000

	(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

	(13)	Percent of Class Represented by Amount in Row (11)
57.2%

	(14)	Type of Reporting Person
IN

SCHEDULE 13D

DOVER MOTORSPORTS, INC.

CUSIP No. 260174 10 7	13D	Page 3 of 4 Pages

This filing is being made to disclose the amendment of the previously disclosed Stockholders Voting Agreement and Irrevocable Proxy. Other than as set forth in Item 4, Item 6 and Item 7 below, there have been no changes to the Items in this Schedule from the prior filings.

Item 4.	Purpose of the Transaction

The information contained in Item 4 of the Schedule 13D is hereby amended by adding the following text:

Concurrently with the execution and delivery of an Agreement and Plan of Merger among Dover Motorsports, Inc. (“Dover”), Speedco II, Inc. and Speedway Motorsports, LLC (“Speedway”), Henry B. Tippie, Jeffrey W. Rollins, Gary W. Rollins, the RMT Trust, Michael Tatoian, Timothy Horne, Thomas Wintermantel, Denis McGlynn, Louise McGlynn, Patrick Bagley, Radcliffe Hastings, and The Marital Trust held under the R. Randall Rollins 2012 Trust (collectively, the “Stockholders”) entered into a Tender and Support Agreement with Speedway (the “Support Agreement”).

Under the Support Agreement, the Stockholders agreed to tender into the offer being made by Speedway for the shares of Dover to vote the shares subject to the agreement in favor of matters presented to shareholders which would facilitate the proposed transaction and against matters which would impede the proposed transaction, and to refrain from transferring the shares subject to the agreement other than in certain specified circumstances. The shares owned by the Stockholders represent approximately 57.5% of the total outstanding shares, or 92% of the aggregate voting power of the Company stockholders.

The Support Agreement terminates automatically upon any valid termination of the Merger Agreement in accordance with its terms. If the board of directors of Dover effects an Adverse Recommendation Change (as defined in the Merger Agreement) with respect to the tender offer provided for in the Merger Agreement, in connection with any Intervening Event (as defined in the Merger Agreement), the tender and voting obligations of the Stockholders under the Support Agreement will only apply to a number of shares owned by the Stockholders representing approximately 25.6% of the total outstanding shares, or approximately 40.4% of the aggregate voting power of the Company stockholders.

The preceding description of the Support Agreement does not contain a complete description of such agreement and is qualified in its entirety by reference to the full text of the Support Agreement, which is incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in response to Item 4 is incorporated by reference herein.

Item 7.	Material to Be Filed as Exhibits.

Tender and Support Agreement filed by Dover Motorsports, Inc. as Exhibit 10.1 to its current report on Form 8-K, filed on November 9, 2021.

SCHEDULE 13D

DOVER MOTORSPORTS, INC.

CUSIP No. 260174 10 7	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 12, 2021	/s/ Henry B. Tippie
Henry B. Tippie

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).